Exhibit 99.1

Sinovac Reports Unaudited First Quarter 2015 Financial Results

- Conference call scheduled for May 15, 2015 at 8:00 a.m. ET -

BEIJING, May 14, 2015 /PRNewswire/ -- Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

(Compared to the first quarter 2014)

•	Quarterly sales were $9.3million, a decrease of 31.6% from $13.5 million in the prior year period.

•	Gross profit was $6.8million, a decrease of 33.4% from $10.3 million in the prior year period.

•	Net loss attributable to common shareholders was $2.3million or $0.04 per basic and diluted share for the first quarter of 2015, compared to net income of $4,000, or $0.00 per basic and diluted share, for the first quarter of 2014.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "Our first quarter results reflect changes in the China vaccine market environment, particularly between the public and private markets and the relative timing of purchases in these markets.  We do not believe that the decline in first quarter sales is indicative of overall demand for our products but rather reflects timing differences that will be resolved over the course of the year. We were very pleased to announce the site inspection notification for our EV71 vaccine this week. This marks a significant milestone in the approval process. As we continue to make progress on our vaccine pipeline, we are also focusing on international growth opportunities. During the first quarter, we received our GMP certificate from the Turkish government and GMP inspection from the Kazakhstan government. These two countries represent new market opportunities for Sinovac. We are focused on strategically entering into international markets that offer high sales potential for our current vaccine portfolio, as well as for our pipeline vaccines as they are commercialized."

EV 71 Vaccine Developments

As previously announced, the China Food and Drug Administration (CFDA) issued a site inspection notification for the commercial production facilities of the Company's EV71 vaccine candidate. This is a significant step forward for the Company in its efforts to bring its EV71 vaccine to market. Sinovac will submit its application to schedule the site inspection, which will include production of three trial batches of the vaccine, and GMP inspection. The Company expects this process to take four to six months.

After the trial batch testing is completed, the CFDA will consolidate the results of the technical review, site inspection and trial batch testing and summarize its final opinion. The CFDA will then issue the new drug certificate, production license, and GMP license.

Unaudited Financial Results for First Quarter 2015

(In USD'000 except percentage
data)	2015 Q1	% of Sales	2014 Q1	% of Sales
Hepatitis A – Healive	2,922	31.5%	6,439	47.5%
Hepatitis A&B – Bilive	5,055	54.5%	5,999	44.3%
Influenza vaccine	586	6.3%	61	0.4%
Animal vaccine	62	0.7%	25	0.2%
Mumps vaccine	644	7.0%	920	6.8%
Regular sales	9,269	100.0%	13,444	99.2%
H5N1 vaccine	-	0.0%	102	0.8%
Total sales	9,269	100.0%	13,546	100.0%
Cost of goods sold	2,434	26.3%	3,278	24.2%
Gross profit	6,835	73.7%	10,268	75.8%

Quarterly sales were $9.3 million, a decrease of 31.6% from $13.5 million in the prior year period.

Gross profit was $6.8 million, a decrease of 33.4% from $10.3 million in the prior year period. Gross profit margin was 73.7% compared to75.8% in the prior year period. The decrease in gross profit margin was primarily driven by idle capacity charges recorded for the manufacturing facility. In the first quarter of 2014, the Company produced more vaccine due to different production scheduling and incurred no idle capacity charges as a result.

Selling, general and administrative expenses for the first quarter of 2015 were $6.9million, compared to $7.8 million in the same period of 2014. The reduction was primarily due to reduced selling expenses as a result of the decrease in sales, as well as lower foreign exchange loss as compared to the first quarter of 2014.

R&D expenses for the first quarter of 2015 were $2.2million, a $0.5 million increase over the same period in 2014. This increase was attributable to the continued advancement of Sinovac's pipeline products, including sIPV, PPV and varicella vaccine.

Net loss attributable to common shareholders was $2.3 million or $(0.04) per basic and diluted share for the first quarter of 2015, compared to net income of $4,000, or $0.00 per basic and diluted share, for the first quarter of 2014.

Balance Sheet Highlights

As of March 31, 2015, cash and cash equivalents totaled $63.1 million, compared to $91.5 million as of December 31, 2014. Net cash used in operating activities was $8.2 million in the first quarter of 2015. Net cash used in investing activities was $1.8 million, which was primarily used for payment for property, plant and equipment for the Company's PPV and varicella vaccine production facilities. Net cash used in financing activities was $18.3 million in the first quarter of 2015, including $19.4 million for repayment of loans, slightly offset by proceeds from a bank loan of $0.8 million. As of March 31, 2015, the Company had $30.5 million of loans due within one year. When appropriate, the Company will seek new commercial bank loans to finance the commercialization of pipeline products, as well as for other operational purposes.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food and Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.sinovac.com .

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9659
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com

Katherine Knight
Phone: +1 (646) 277-1276
Email: katherine.knight@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of March 31, 2015 and December 31, 2014

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

Current assets	March 31, 2015	December 31, 2014

Cash and cash equivalents	63,070	91,518
Accounts receivable – net	42,356	40,757
Inventories	20,229	18,832
Prepaid expenses and deposits	1,352	1,430
Deferred tax assets	1,768	2,266
Total current assets	128,775	154,803

Property, plant and equipment	68,682	68,417
Prepaid land lease payments	10,346	10,405
Long-term inventories	2,738	2,648
Long-term prepaid expenses	-	3
Prepayments for acquisition of equipment	1,140	1,387
Deferred tax assets	510	515
Licenses	264	352
Total assets	212,455	238,530

Current liabilities
Short-term bank loans and current portion of long-term debt	30,542	47,375
Loan from a non-controlling shareholder	2,597	2,595
Accounts payable and accrued liabilities	18,565	23,237
Income tax payable	801	1,101
Deferred revenue	5,026	4,996
Deferred government grants	904	530

Total current liabilities	58,435	79,834

Deferred government grants	7,012	7,494
Long-term debt	-	1,803
Deferred revenue	7,198	7,191
Other non-current liabilities	479	482
Total long term liabilities	14,689	16,970
Total liabilities	73,124	96,804

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	56	56
Additional paid-in capital	108,620	108,243
Accumulated other comprehensive income	12,081	12,022
Statutory surplus reserves	12,627	12,627
Accumulated deficit	(8,635)	(6,384)
Total shareholders' equity	124,749	126,564

Non-controlling interests	14,582	15,162
Total equity	139,331	141,726
Total liabilities and equity	212,455	238,530

 SINOVAC BIOTECH LTD.

 Consolidated Statements of Comprehensive Income (loss)

For the three months ended March 31, 2015 and 2014

 (Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended March 31
	2015	2014
Sales	9,269	13,546
Cost of sales	2,434	3,278
Gross profit	6,835	10,268

Selling, general and administrative expenses	6,921	7,792
Provision (recovery) for doubtful accounts	(89)	162
Research and development expenses	2,212	1,702
Government grants recognized in income	(6)	-
Total operating expenses	9,038	9,656
Operating income (loss)	(2,203)	612

Interest and financing expenses	(588)	(750)
Interest income	427	780
Other income	75	146
Income (loss) before income taxes and non-controlling interests	(2,289)	788
Income tax expense	(551)	(347)

Net Income (loss)	(2,840)	441
Less: (Income) loss attributable to the non-controlling interests	589	(437)
Net Income (loss) attributable to shareholders of Sinovac	(2,251)	4

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	66	(2,084)
Total comprehensive income (loss)	(2,774)	(1,643)
Less: comprehensive (income) loss attributable to non-controlling interests	582	(100)
Comprehensive loss attributable to shareholders of Sinovac	(2,192)	(1,743)

Weighted average number of shares of common stock outstanding
Basic	56,213,166	55,587,029
Diluted	56,213,166	56,110,870

Earning (loss) per share
Basic	-0.04	0.00
Diluted	-0.04	0.00

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2015 and 2014

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Three months ended
	March 31
	2015	2014
Cash flows used in operating activities
Net income (loss)	$(2,840)	$441
Adjustments to reconcile net income (loss) to net cash
Used in operating activities:
- deferred income taxes	534	311
- stock-based compensation	113	72
- inventory provision	45	221
- provision(recovery) for doubtful accounts	(89)	162
- deferred government grant recognized in income	(6)	-
- depreciation of property, plant and equipment and amortization of licenses	1,692	2,631
- amortization of the prepaid land lease payments	69	67
- accretion expenses	29	27
Changes in:
- accounts receivable	(1,843)	(4,981)
- inventories	(1,542)	(2,879)
- income tax payable	-	7
- prepaid expenses and deposits	664	(582)
- deferred revenue	-	(718)
- accounts payable and accrued liabilities	(5,024)	(577)

Net cash used in operating activities	(8,198)	(5,798)
Cash flows provided by (used in) financing activities
- Proceeds from bank loans	802	5,735
- Repayments of bank loans	(19,403)	(2,458)
- Proceeds from issuance of common stock,
net of share issuance costs	264	105
- Proceeds from shares subscribed	-	49
- Government grants received	3	-

Net cash provided (used in) by financing activities	(18,334)	3,431

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(1,781)	(2,204)
Net cash used in investing activities	(1,781)	(2,204)
Exchange loss on cash and cash equivalents	(135)	(1,019)
Decrease in cash and cash equivalents	(28,448)	(5,590)
Cash and cash equivalents, beginning of year	91,518	107,242
Cash and cash equivalents, end of year	$63,070	$101,652